Exhibit 99.1

Freeline Reports Full Year 2022 Financial Results and Provides Corporate Update

Prioritizing development of FLT201, a potential first- and best-in-class gene therapy for most common type of Gaucher disease

Initial clinical data on FLT201 expected in Q3 2023

Restructuring organization and pausing development of FLT190 to extend cash runway into Q2 2024

Appointed CFO Paul Schneider to Board of Directors

Management to host conference call today at 8 a.m. ET

LONDON, April 4, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today reported financial results for the full year ended December 31, 2022 and provided a corporate update.

“FLT201 is our greatest potential value driver and our greatest opportunity to benefit patients,” said Michael Parini, Freeline’s Chief Executive Officer. “It is a highly differentiated gene therapy candidate that delivers a longer-acting engineered version of the enzyme missing in people with Gaucher disease, potentially penetrating deeper tissues, which current therapies do not adequately reach, and improving outcomes for people with Gaucher disease type 1. Gaucher disease type 1 is the most common type of the disease, and despite chronic treatment with current therapies, many patients continue to experience symptoms, including enlarged organs, bone pain, lung dysfunction and low blood counts. We believe one-time treatment with FLT201 could be life-changing, and we are committed to advancing this potential first- and best-in-class program to key data readouts, starting with initial data in the third quarter of this year.

“While we remain encouraged by the data on FLT190 in Fabry disease, we have paused its development and are further streamlining the organization to extend our cash runway and focus on FLT201 in Gaucher disease,” Parini continued. “I want to extend my sincere gratitude to all of our colleagues for their dedication and their contributions to Freeline, as well as to the investigators and patients who have participated in and supported the development of FLT190.”

Prioritizing Development of FLT201 in Gaucher Disease

Freeline assessed its strategic priorities based on its current financial position and the capital needs associated with advancing two clinical-stage programs in parallel. Following the assessment, Freeline has decided to pause development of FLT190 in Fabry disease to focus its resources on advancing FLT201, which has the potential to be a first- and best-in-class gene therapy for Gaucher disease type 1.

Based on its preclinical data, Freeline believes FLT201 has the potential to improve clinical outcomes for patients with Gaucher disease type 1 with a one-time therapy. FLT201 delivers a novel transgene that was developed by Freeline scientists. The transgene encodes for a rationally engineered variant of glucocerebrosidase (GCase), the enzyme deficient in people with Gaucher disease. The variant has demonstrated a substantially longer half-life than wildtype GCase, which may allow it to penetrate difficult-to-reach organs, including bone and lungs. FLT201 has led to high GCase expression at low doses in preclinical models, as well as increased uptake of GCase and greater clearance of harmful substrates in disease-affected tissues than the current standard of care.

Freeline is actively screening patients for dosing in its GALILEO-1 Phase 1/2 clinical trial of FLT201 in Gaucher disease and now expects to report initial data, including assessments of safety and enzyme activity, from the first cohort of GALILEO-1 in the third quarter of 2023.

Streamlining Organization to Extend Cash Runway

Freeline is restructuring to align with its focus on FLT201, increase efficiencies and reduce operating expenses. The company has proposed to reduce its workforce by nearly 30 percent, bringing its headcount to approximately 65 employees. In addition to reducing headcount related to FLT190, Freeline is proposing to make cuts across the organization to further streamline, while maintaining core capabilities and ensuring the ability to drive enrollment in the GALILEO-1 trial of FLT201.

Appointing Paul Schneider to Board of Directors

Freeline also announced the appointment of its Chief Financial Officer Paul M. Schneider to the company’s Board of Directors. Mr. Schneider is a seasoned executive with more than 20 years of strategic and financial leadership experience in large and small private and public biopharmaceutical companies. Mr. Schneider has an impressive track record of financial stewardship, including corporate strategy and execution, financial planning, analysis and reporting, and investor relations.

Amit Nathwani, MD, Professor of Hematology at University College London, a gene therapy pioneer and co-founder of Freeline, is retiring from the board. He will continue to serve as a clinical and scientific adviser. Colin A. Love, PhD, who has served on the board since March 2021, is replacing Dr. Nathwani on the Nominating and Corporate Governance Committee.

“I am pleased to welcome Paul to the board,” Parini said. “Paul’s leadership as CFO in guiding our financial strategy and enhancing our operational effectiveness has been invaluable at this critical juncture of Freeline’s evolution. His addition to the board will be instrumental as we work to advance FLT201 in Gaucher disease and strengthen our financial position. On behalf of our entire board, I would like to thank Amit for his tremendous support and many contributions to Freeline over the years and look forward to continuing to work closely with him in his role as a clinical and scientific adviser.”

2022 Financial Highlights

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Cash Position: As of December 31, 2022, unrestricted cash and cash equivalents were $47.3 million, compared to $117.7 million as of December 31, 2021. With the proceeds from the sale of the company’s German subsidiary, Freeline Therapeutics GmbH, received in February 2023 upon closing of the transaction, and the actions announced today, Freeline expects that its current level of cash and cash equivalents will enable the company to fund its planned operations into the second quarter of 2024.

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Research and Development (R&D) Expenses: R&D expenses were $66.2 million for the year ended December 31, 2022, compared to $95.4 million for the year ended December 31, 2021. The decrease was primarily driven by decreases in manufacturing activities related to FLT201, as well as decreases in clinical trial costs and spending related to the company’s discontinued

hemophilia programs. In addition, personnel expenses and share-based compensation decreased as a result of the company’s 2021 and 2022 workforce reductions. These decreases were partially offset by an increase in FLT190 spending related to the MARVEL-1 clinical trial.

•
General and Administrative (G&A) Expenses: G&A expenses were $30.7 million for the year ended December 31, 2022, compared to $44.6 million for the year ended December 31, 2021. The decrease was driven primarily by lower personnel expenses and share-based compensation as a result of the 2021 and 2022 workforce reductions and reduced professional fees.

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Net Loss: Net loss was $89.0 million, or $1.50 per share, for the year ended December 31, 2022, compared to a net loss of $140.4 million, or $3.93 per share, for the year ended December 31, 2021.

Conference Call Information

Freeline Therapeutics will host a live conference call and webcast at 8 a.m. ET today to discuss its corporate update.

To access the conference call, participants may register here. A live webcast of the call will also be available on the Investors section of Freeline’s website at www.freeline.life. An archived replay of the webcast be available for approximately 90 days following the call.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the Company’s strategies, anticipated operating and financial performance and financial condition; the potential of FLT201 to be a first- and best-in-class gene therapy for Gaucher disease and change the lives of and improve clinical outcomes for people with Gaucher disease type 1 with a one-time therapy, the Company’s expectations regarding its use of cash and cash runway; and the timing of data readouts from the Company’s GALILEO-1 Phase 1/2 clinical trial. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline in light of management’s substantial doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the issuance date of this press release; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development of its product candidates; the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates; and the timing and outcome of the Company’s arbitration with Brammer Bio MA, LLC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Consolidated Statement of Operations Data

(in thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,
	2022	2021	2020
OPERATING EXPENSES:
Research and development	$ 66,203	$ 95,431	$ 76,149
General and administrative	30,656	44,567	26,300
Restructuring expense	1,588	2,381	—
Total operating expenses	98,447	142,379	102,449
LOSS FROM OPERATIONS:	(98,447)	(142,379)	(102,449)
OTHER (EXPENSE) INCOME, NET:
Other (expense) income, net	2,152	(165)	(9,288)
Gain on lease termination	5,216	—	—
Interest income, net	904	404	275
Benefit from R&D tax credit	1,571	2,091	15,269
Total other income, net	9,843	2,330	6,256
Loss before income taxes	(88,604)	(140,049)	(96,193)

Income tax expense	(368)	(342)	(129)
NET LOSS	$ (88,972)	$ (140,391)	$ (96,322)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (1.50)	$ (3.93)	$ (6.81)
Weighted average ordinary shares outstanding—basic and diluted	59,271,778	35,704,368	14,152,843

Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 47,279	$ 117,662
Prepaid expenses and other current assets	6,235	10,630
Assets held for sale	14,113	—
Total current assets	67,627	128,292
NON-CURRENT ASSETS:
Property and equipment, net	9,007	9,906
Operating lease right of use assets	6,014	2,927
Other non-current assets	3,993
Total assets	$ 86,641	$ 141,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 10,058	$ 5,187
Accrued expenses and other current liabilities	7,908	15,497
Operating lease liabilities, current	2,663	—
Liabilities related to assets held for sale	10,337	—
NON-CURRENT LIABILITIES:	30,966	20,684
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	3261	—
Total liabilities	$ 34,227	$ 20,684
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Deferred shares	137	—
Additional paid-in capital	500,781	467,213
Accumulated other comprehensive (loss) gain	(3,151)	9,472
Accumulated deficit	(445,353)	(356,381)
Total shareholders’ equity	52,414	120,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 86,641	$ 141,125

Media and Investor Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Corporate Communications

+ 1 617 283 4298